Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,			Nine Months Ended September 30, 2017
	2016	2015	2014
	(in thousands)
Earnings:
Net loss	$(47,087)	$(13,322)	$(1,516)	$(31,555)
Fixed charges	690	350	—	1,129

Earnings, as adjusted	$(46,597)	$(12,972)	$(1,1,516)	$(30,426)

Ratio of earnings to fixed charges(1)	N/A	N/A	N/A	N/A
Deficiency of earnings available to cover fixed charges	$(47,087)	$(13,322)	$(1,516)	$(31,555)

(1)	In each of the periods presented, earnings were not sufficient to cover fixed charges. For purposes of this ratio, earnings consist of loss before income taxes and fixed charges. Fixed charges consist of interest expense.